Filed by Intelispan, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6 under the
Securities Exchange Act of 1934

Subject Company: McLeodUSA Incorporated
Registration Number: 333-59192

Press Release

Intelispan Announces Special Meeting of Shareholders

Shareholders Urged To Vote On The Merger with McLeodUSA

ATLANTA—(BUSINESS WIRE)—May 17, 2001 —Intelispan, Inc. (OTC BB: IVPN – news), a pioneer in the development and management of secure network solutions, is urging its shareholders to vote on the merger agreement through which Intelispan would be acquired by McLeodUSA Incorporated (Nasdaq: MCLD).

“We are reminding our shareholders to vote on the merger,” said Intelispan CEO Lee Provow. “There are so many annual meetings this time of year that shareholders may overlook important matters like our pending acquisition. We urge all of our shareholders to take a few minutes to vote on this important transaction.”

Shareholders requiring additional information or proxy materials should call a special number established by Intelispan for this purpose at 877-908-IVPN (877-908-4876).

On March 19, 2001, McLeodUSA Incorporated (Nasdaq: MCLD) and Intelispan, Inc. jointly announced the signing of a definitive merger agreement under which McLeodUSA would acquire Intelispan. Upon closing Intelispan would become a wholly-owned subsidiary of McLeodUSA Incorporated. The new subsidiary, as well as its product and service portfolio, would transition to the McLeodUSA name.

Under the terms of the transaction, which have been approved by the Boards of Directors of both companies, Intelispan shareholders will receive approximately 0.03 of a share of McLeodUSA Class A common stock for each share of Intelispan common stock. McLeodUSA will issue up to 3.5 million new shares in order to complete the transaction. Closing is anticipated during the second quarter of 2001, and is subject to approval by Intelispan shareholders as well as other customary closing conditions.

About Intelispan

Intelispan is a managed network solutions company specializing in secure business-to-business communications. Targeted at emerging and traditional companies and divisions experiencing high growth and rapid transition in the new economy, the company’s total managed network solutions provide complete, turnkey development and management of next-generation communications networks on an outsourced basis.

Utilizing a comprehensive suite of solutions built around secure Internet Protocol (IP) networking, Intelispan provides a full line of virtual private networks (VPNs), as well as advanced network design and project management. The Company also provides WAN and LAN monitoring, and consults, designs, builds and services data communications networks.

Intelispan is a registered mark of Intelispan, Inc. All product and company names mentioned herein may be trademarks or registered trademarks of their respective holders in the United States and/or other countries.

Intelispan and its directors and executive officers may be deemed to be participants in the solicitation of proxies of Intelispan’s shareholders to approve the transaction. A detailed list of the names and interests of Intelispan’s directors and officers is contained in Intelispan’s Prospectus dated February 1, 2001 which is filed with the Securities and Exchange Commission.

A Registration Statement relating to the McLeodUSA securities to be issued in the merger has been filed with the Securities and Exchange Commission and has been declared effective. Investors and security holders are urged to read the proxy statement / prospectus, because it contains important information. A definitive proxy statement / prospectus has been sent to security holders of Intelispan seeking their approval of the transaction. Investors and security holders may obtain a free copy of the definitive proxy statement / prospectus and other documents filed with the Commission by McLeodUSA and Intelispan at the Commission’s web site at www.sec.gov. The definitive proxy statement / prospectus and other documents may also be obtained for free by directing a request to:

Intelispan, Inc. 1720 Windward Concourse Suite 100 Alpharetta, GA 30005 Attn: Investor Relations (678) 256-0300	or	McLeodUSA Incorporated PO Box 3177 Cedar Rapids, IA 52406-3177 Attn: Investor Relations 319-790-7800

Contact:

Intelispan, Inc. Ponder Harrison, 678-256-0270 pharrison@intelispan.net